Condensed Consolidated Interim Financial Statements of

KWESST MICRO SYSTEMS INC.

Three and six months ended March 31, 2024, and 2023

(Unaudited - Expressed in Canadian dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the three and six months ended March 31, 2024, and 2023

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
At March 31, 2024 and September 30, 2023
(Unaudited)

In Canadian dollars	Notes	March 31, 2024	September 30, 2023

ASSETS
Cash and cash equivalents		$263,734	$5,407,009
Restricted short-term investment		30,000	30,000
Trade and other receivables	4	562,240	300,269
Inventories	5	612,839	542,388
Prepaid expenses and other		680,586	562,408
Deferred share offering costs		20,844	-
Current assets		2,170,243	6,842,074

Property and equipment		374,233	417,296
Right-of-use assets		295,648	361,036
Deposit		27,407	26,076
Intangible assets	6	3,649,133	4,112,350
Non-current assets		4,346,421	4,916,758
Total Assets		$6,516,664	$11,758,832

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	7 and 8	$1,760,643	$1,649,876
Accrued royalties liability		150,000	150,000
Lease obligations		140,036	127,116
Contract liabilities	9	95,903	120,970
Warrant liabilities	10 and 11(b)	2,202,211	4,335,673
Current liabilities		4,348,793	6,383,635

Accrued royalties liability		1,227,101	1,137,170
Lease obligations		228,391	302,407
Non-current liabilities		1,455,492	1,439,577
Total Liabilities		5,804,285	7,823,212

Shareholders' Equity (Deficit)
Share capital	11(a)	33,973,777	33,379,110
Warrants	11(b)	1,041,645	1,042,657
Contributed surplus	11(c)	4,894,598	4,769,115
Accumulated other comprehensive loss		(42,866)	(39,663)
Accumulated deficit		(39,154,775)	(35,215,599)
Total Shareholders' Equity (Deficit)		712,379	3,935,620

Total Liabilities and Shareholders' Equity (Deficit)		$6,516,664	$11,758,832

See Note 2(a) Going concern and Note 17 Commitments and contingencies.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

On behalf of the Board of Directors:

(signed) Paul Mangano, Director	(signed) David Luxton , Director

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
Three and six months ended March 31, 2024 and 2023
(Unaudited)

In Canadian dollars	Notes	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023

Revenue	13	$485,864	$161,403	$614,932	$478,736
Cost of sales		(243,681)	(128,634)	(426,554)	(268,218)
Gross profit		242,183	32,769	188,378	210,518

Operating expenses
General and administrative		2,044,489	1,665,971	3,377,489	2,644,458
Selling and marketing		418,027	1,152,916	914,622	1,607,103
Research and development, net		724,485	306,680	1,349,325	569,509
Total operating expenses		3,187,001	3,125,567	5,641,436	4,821,070

Operating loss		(2,944,818)	(3,092,798)	(5,453,058)	(4,610,552)

Other income (expenses)
Share issuance costs	11(a)	-	57,548	-	(1,309,545)
Net finance costs	14	(61,658)	(11,107)	(74,855)	(554,684)
Foreign exchange gain (loss)		(805)	(19,684)	90,905	(150,040)
Change in fair value of warrant liabilities	10	(532,922)	1,838,972	1,497,832	3,189,395
Total other income (expenses), net		(595,385)	1,865,729	1,513,882	1,175,126

Net loss		$(3,540,203)	$(1,227,069)	$(3,939,176)	$(3,435,426)

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(34,497)	3,442	(3,203)	21,424
Total comprehensive loss		$(3,574,700)	$(1,223,627)	$(3,942,379)	$(3,414,002)

Net loss per share
Basic and diluted	12	$(0.61)	$(0.29)	$(0.69)	$(1.17)

Weighted average number of shares outstanding
Basic and diluted	12	5,823,662	4,271,594	5,719,657	2,925,729

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (Deficit)
Six months ended March 31, 2024 and 2023
(Unaudited)

In Canadian dollars							Total Shareholders' Equity (Deficit)
	Notes	Share capital	Warrants	Contributed surplus	Translation reserve	Deficit
Balance, September 30, 2022		$19,496,640	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)
Shares issued for public offering	11(a)	13,675,120	-	-	-	-	13,675,120
Share offering costs	11(a)	(3,050,278)	189,592	125,086	-	-	(2,735,600)
Shares issued for debt	11(a)	233,485	-	-	-	-	233,485
Warrants exercised		60,000	(60,000)	-	-	-	-
Share-based compensation	11(c)	-	-	277,047	-	-	277,047
Shares for vested RSUs and PSUs		528,207	-	(528,207)	-	-	-
Stock options exercised		-	-	(612)	-	-	(612)
Other comprehensive income		-	-	-	21,424	-	21,424
Net loss		-	-	-	-	(3,435,426)	(3,435,426)
Balance, March 31, 2023		$30,943,174	$2,089,388	$3,424,644	$(79,994)	$(29,344,665)	$7,032,547

Balance, September 30, 2023		$33,379,110	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620
Warrants exercised	11(b)	594,667	-	-	-	-	594,667
Warrants expired	11(b)	-	(1,012)	1,012	-	-	-
Share-based compensation	11(c)	-	-	124,471	-	-	124,471
Other comprehensive income		-	-	-	(3,203)	-	(3,203)
Net loss		-	-	-	-	(3,939,176)	(3,939,176)
Balance, March 31, 2024		$33,973,777	$1,041,645	$4,894,598	$(42,866)	$(39,154,775)	$712,379

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Six months ended March 31, 2024 and 2023
(Unaudited)

In Canadian dollars	Notes	Six months ended March 31, 2024	Six months ended March 31, 2023

OPERATING ACTIVITIES
Net loss		$(3,939,176)	$(3,435,426)
Items not affecting cash:
Depreciation and amortization		641,075	323,878
Share-based compensation	11(c)	124,471	277,047
Change in fair value of warrant liabilities (including related foreign exchange gain)	10	(1,539,317)	(3,223,574)
Net finance costs	14	74,855	554,684
Changes in non-cash working capital items	16	(368,103)	(3,534,350)
Interest received (paid)		27,086	(117,553)
Cash used in operating activities		(4,979,109)	(9,155,294)

INVESTING ACTIVITIES
Additions of property and equipment		(64,370)	(136,917)
Investments in intangible assets	6	(5,037)	(598,525)
Deposit for advanced royalties		-	(148,410)
Cash flows used in investing activities		(69,407)	(883,852)

FINANCING ACTIVITIES
Repayments of lease obligations		(74,437)	(35,152)
Proceeds from U.S. IPO and Canadian Offering, net	11(a)	-	16,346,768
Payments of share offering costs	11(a)	-	(125,397)
Payments of deferred financing fees		(20,844)	-
Repayment of borrowings		-	(2,333,315)
Proceeds from exercise of warrants	11(b)	522	-
Repurchase of vested RSUs and PSUs for withholding taxes		-	(612)
Cash flows provided by financing activities		(94,759)	13,852,292

Net change in cash during the period		(5,143,275)	3,813,146
Cash, beginning of period		5,407,009	170,545
Cash, end of period		$263,734	$3,983,691

Cash and cash equivalents consist of the following:
Cash held in banks		263,734	953,741
Short-term guaranteed investment certificates		-	3,029,950
Cash and cash equivalents		263,734	3,983,691

See Note 16 Supplemental cash flow information.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

KWESST Micro Systems Inc. (the "Company", "KWESST", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  Our core mission is to protect and save lives.

KWESST's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of KWE, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of KWE and on the Frankfurt Stock Exchange under the stock symbol of 62U.  Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of KWESW.  Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of KWE.WT.U.

b) Reverse Stock Split

In August 2022, we submitted a Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on Nasdaq. In connection with KWESST's listing application on Nasdaq, we effected a one for seventy (1-for-70) reverse stock split of its common stock on October 28, 2022 (the "Reverse Split").  Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST.  No fractional shares were issued in connection with the Reverse Split.  All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the Reverse Split.  While the number of warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share.  All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming we will continue as a going concern.

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  We have incurred a $3.9 million net loss and negative operating cash flows of $5.0 million for the six months ended March 31, 2024 (2023 - $3.4 million net loss and negative operating cash flows of $9.2 million). At March 31, 2024, we had negative $2.2 million in working capital (September 30, 2023 - $0.5 million).

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

  The market acceptance and rate of commercialization of our product offerings;
  Ability to successfully execute our business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.

These condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB").  They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and should be read in conjunction with our annual consolidated financial statements for the year ended September 30, 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in our financial position and performance since the last annual consolidated financial statements as at and for the year ended September 30, 2023.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 14, 2024.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of KWESST and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

At March 31, 2024, we have the following wholly owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Guelph, Canada	100%
Police Ordnance Company Inc.	Guelph, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, Canada	100%
KWESST Defense Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

These financial statements are presented in Canadian dollars ("CAD"), our functional currency and presentation currency.

(e) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements are the same as disclosed in Note 2(f) of the consolidated financial statements for the year ended September 30, 2023.

Estimates

Information about assumptions and estimation uncertainties at March 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as disclosed in Note 2(f) of the audited consolidated financial statements for the year ended September 30, 2023.

3. Significant accounting policies

During the six months ended March 31, 2024, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in KWESST's consolidated financial statements as at and for the year ended September 30, 2023.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

4. Trade and other receivables

The following table presents trade and other receivables for KWESST:

	March 31, 2024	September 30, 2023

Trade receivables	$448,155	$68,530
Unbilled revenue	5,211	5,211
Sales tax recoverable	108,874	226,528
Total	$562,240	$300,269

There was no impairment of trade and other receivables during the three and six months ended March 31, 2024 (2023 - $nil).

The following table presents changes in unbilled receivables:

	March 31, 2024	September 30, 2023

Balance, beginning of period	$5,211	$8,881
Revenue billed during the period	-	(3,670)
Balance, end of period	$5,211	$5,211
Current	$5,211	$5,211

5. Inventories

The following table presents a breakdown of inventories:

	March 31, 2024	September 30, 2023

Finished goods	$85,335	$62,730
Work-in-progress	58,444	116,435
Raw materials	469,060	363,223
Total	$612,839	$542,388

There was no impairment of inventories during the three and six months ended March 31, 2024 (2023 - $nil).

6. Intangible assets

The following table shows the movement in intangible assets since September 30, 2023:

Cost	PARA OPSTM System	PARA OPSTM Patent	ARWENTM Tradename	Customer Relationships	Purchase Orders	Total
Balance at September 30, 2023	$3,998,395	$40,295	$28,232	$41,041	$4,387	$4,112,350
Additions	-	5,037	-	-	-	5,037
Amortization	(461,354)	-	(4,400)	(2,500)	-	(468,254)
Balance at March 31, 2024	$3,537,041	$45,332	$23,832	$38,541	$4,387	$3,649,133

At March 31, 2024, management concluded there was no impairment on the intangible assets (2023 - $nil).

7. Accounts payable and accrued liabilities

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

The following table presents a breakdown of our accounts payable and accrued liabilities:

	March 31, 2024	September 30, 2023

Trade payable	$1,152,988	$367,128
Accrued liabilities	444,358	1,189,678
Salary and vacation payable	163,297	93,070
Total	$1,760,643	$1,649,876

8.  Related party transactions

At March 31, 2024, there was $408,909 (September 30, 2023 - $216,730) outstanding amount in accounts payable and accrued liabilities due to our officers and directors for unpaid wages, bonuses, director fees, and expense reimbursements.

9. Contract liabilities

The following is a reconciliation of contract liabilities since September 30, 2023:

	March 31, 2024	September 30, 2023

Balance, beginning of period	$120,970	$47,271
Amounts invoiced and revenue deferred	95,903	120,970
Recognition of deferred revenue included in the balance at the beginning of period	(120,970)	(47,271)
Balance, end of period	$95,903	$120,970

10. Warrant liabilities

The following is a reconciliation of warrant liabilities since September 30, 2023:

	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement
	2022 Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Total
Balance, beginning of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$4,335,673
Exercised	-	-	-	-	(594,145)	-	(594,145)
Gain on revaluation of financial instruments	(511,684)	(76,702)	(59,262)	(434,940)	(406,232)	(9,012)	(1,497,832)
Exchange gain on revaluation	(6,243)	(3,272)	(936)	(12,568)	(18,466)	-	(41,485)
Balance, end of period	$524,611	$334,360	$60,975	$351,065	$922,071	$9,129	$2,202,211
Number of outsanding securities as at March 31, 2024	3,226,392	199,000	375,000	1,542,194	544,832	56,141	5,943,559

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering") for aggregate gross proceeds of CAD$19.4 million (US$14.1 million) (see Note 11(a)). As part of the U.S. IPO and Canadian Offering, we have issued 3,226,392 warrants (the "2022 Warrants") with an exercise price of US$5.00 per share.  Additionally, the U.S. underwriter exercised its over-allotment option to purchase:

  199,000 Pre-Funded Warrants with an exercise price of US$0.01 per share for $3.81024 per pre-funded warrant (net of underwriter discount);
  375,000 warrants with exercise price of US$5.00 per share for $0.0001 per warrant;

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

Refer to Note 11(a) for further information on the U.S. IPO and Canadian Offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the audited consolidated financial statements for the year ended September 30, 2023). Gains on revaluation of the warrant liabilities are presented in Other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

While the warrants issued in the U.S. IPO were listed on Nasdaq and closed at US$0.90 per warrant on December 9, 2022, management concluded that this closing price was not reflective of an active market due to short trading window and therefore not representative of fair value. Accordingly, at inception, the 2022 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

	2022 Warrants	Over-allotment Pre-Funded Warrants (1)	Over-allotment Warrants (2)
Number of dilutive securities	3,282,533	199,000	375,000
Exercise price (in USD)	$5.00	$0.01
Share price (in USD)	$4.13	$3.08
Expected life	2.50
Dividend	$-
Volatility	75%
Risk free rate	4.20%
Exchange rate (USD/CAD)	$1.363
Fair value per warrant (CAD)	$1.43	$4.18	$1.43

(1) Fair value is measured at the underlying common share closing price on Nasdaq on December 9, 2022, less US$0.01 exercise price.

(2) Same fair value as calculated for Warrants.

The share price (in USD) for the over-allotment pre-funded warrants was based on the estimated fair value of the common shares issued on December 9, 2022, by deducting the fair value of the warrants of US$1.05 from the US$4.13 Unit price and the exercise price of US$0.01 (see Note 11(a)).

Based on the above fair value, the issuance of the over-allotment pre-funded warrants and warrants to the underwriter resulted in a non-cash charge of $251,877, which is included in the change in fair value of warrant liabilities in the condensed consolidated interim statements of net loss and comprehensive loss.

At March 31, 2024, we remeasured the fair value of these warrants using the following assumptions:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

	2022 Warrants (1)	Over-allotment Pre-Funded Warrants (2)	Over-allotment Warrants (1)
Number of securities	3,282,533	199,000	375,000
Nasdaq closing price (in USD)	$0.12	$1.24	$0.12
Exchange rate (USD/CAD)	$1.355	$1.355	$1.355
Fair value per warrant (CAD)	$0.16	$1.67	$0.16

(1) Fair value is based on the Nasdaq closing pricing on March 28, 2024, for the warrants.

(2) Fair value is measured at the Nasdaq closing price on March 28, 2024, for the underlying common stock less US$0.01 exercise price.

We recognized a loss of $1,044 and a gain of $647,648 in fair value of warrant liabilities during the three and six months ended March 31, 2024, respectively, which was reported in the condensed consolidated net loss and comprehensive loss.

December 2022 Debt Settlement

On December 13, 2022, we have entered into share for debt arrangements with existing lenders (see Note 11(a)), which resulted in issuing 56,141 Units, same terms as the Units as issued in the Canadian Offering except that the underlying securities are subject to a four-month hold period. Accordingly, this resulted in issuing 56,141 common shares and 56,141 warrant liabilities with an exercise price of US$5.00 per share and maturing on December 13, 2027. We initially recorded the fair value of the warrant liabilities using the Black Scholes option pricing model with an underlying stock price equivalent to the unit price of US$4.13.

At March 31, 2024, we remeasured the fair value of these warrant liabilities using the Nasdaq closing price on March 28, 2024, of US$0.12. The remeasurement resulted in a change in fair value of warrant liabilities of $1,252 and $9,012 for the three and six months ended March 31, 2024, respectively, which was reported in the condensed consolidated net loss and comprehensive loss.

Private Placement

On July 21, 2023, we closed an underwritten U.S. private placement for gross proceeds of CAD$7.4 million (US$5.59 million) (see Note 11(a)). As part of the private placement, we have issued 1,542,194 warrants (the "2023 Warrants") with an exercise price of US$2.66 per share. Additionally, 930,548 pre-funded Warrants with an exercise price of US$0.001 per share for US$2.259 per pre-funded warrant were issued.

Refer to Note 11(a) for further information on the private placement.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the audited consolidated financial statements for the year ended September 30, 2023). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

The 2023 warrants issued in the private placement were not listed on Nasdaq and does not represent an active market Level 1 input. Accordingly, at inception, the 2023 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

	2023 Warrants	Pre-Funded Warrants (1)
Number of dilutive securities	1,542,194	930,548
Exercise price (in USD)	$2.66	$0.001
Share price (in USD)	$2.08	$2.08
Expected life	2.50
Dividend	$-
Volatility	67%
Risk free rate	4.44%
Exchange rate (USD/CAD)	$1.321	$1.321

Fair value per warrant (CAD)	$0.99	$1.98

(1) Fair value is measured at the underlying common share closing price on Nasdaq on July 21, 2023, less US$0.001 exercise price.

The share price (in USD) for the pre-funded warrants was based on the estimated fair value of the common shares issued on July 21, 2023, by deducting the fair value of the warrants of US$0.75 from the US$2.26 Unit price and the exercise price of US$0.001 (see Note 11(a)).

At March 31, 2024, we remeasured the fair value of these warrants using the following assumptions:

	2023 Warrants (1)	Pre-Funded Warrants (2)
Number of securities	1,542,194	544,832
Nasdaq closing price (in USD)	$-	$1.25
Black Scholes fair value (in USD)	$0.17
Volatility	63%
Risk free rate	4.17%
Exchange rate (USD/CAD)	$1.355	$1.355

Fair value per warrant (CAD)	$0.23	$1.68

(1) Fair value is based on the Black Scholes model on March 31, 2024, for the warrants.

(2) Fair value is measured at the Nasdaq closing price on March 28, 2024, for the underlying common stock less US$0.001 exercise price.

We recognized a loss of $533,130 and a gain of $841,172 in fair value of warrant liabilities during the three and six months ended March 31, 2024, respectively, which was reported in the condensed consolidated net loss and comprehensive loss.

11. Share capital and Contributed Surplus

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2023:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

	Number	Amount
Balance at September 30, 2023	5,616,782	$33,379,110
Issued for debt settlements	46,706	97,615
Issued for warrant exercise	385,716	594,667
Less: share offering costs for the period	-	(97,615)
Balance at March 31, 2024	6,049,204	$33,973,777

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 2.5 million units at a public offering price of USD $4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of USD $5.00 and can be exercised immediately. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants ("Pre-Funded Warrants") at US$4.12 (before underwriter discount) and 375,000 option warrants to purchase common shares at US$0.0001 each. A Pre-Funded Warrant is a financial instrument that requires the holder to pay little consideration (exercise price of US$0.01) to receive the common share upon exercise of the Pre-Funded Warrant.  The holder of Pre-Funded Warrants has no voting rights. All these warrants expire on December 9, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit. The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire in five years on December 9, 2027. Effective May 1, 2023, the warrants are listed on the TSX-V under the stock symbol of KWE.WT.U.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of CAD$19.4 million (USD $14.1 million), before deducting underwriting discounts and offering expenses.

The common shares of KWESST and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

Accounting Treatment

Refer to Note 10 for the accounting of the warrants issued in the U.S. IPO and Canadian Offering.

Brokers' Compensation and Share Offering Costs

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of US$835,000 (or CAD$1,138,105) equal to 7.5% of the gross offering proceeds of the U.S. Offering and (b) underwriter warrants (the "U.S. Underwriter Warrants") to purchase up to 134,950 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each U.S. Underwriter Warrant is exercisable to acquire one common share at a price of US$5.1625, exercisable as of June 4, 2023, and expiring on December 9, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 (or CAD$286,230); and (b) 50,848 compensation options (the "Canadian Compensation Options"). Each Canadian Compensation Option is exercisable to acquire one Canadian Unit at a price of US$4.13 and expiring on December 9, 2024.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

In addition to the above brokers' compensation, we also incurred US$2.1 million share offering costs (or CAD$2.8 million) for the U.S. IPO and Canadian Offering, of which CAD$628,262 was incurred and deferred at September 30, 2022.

The total brokers compensation (including fair value of U.S. Underwriter Warrants and Canadian Compensation Options) and share offering costs was US$3.2 million (or CAD$4.4 million). This total was allocated proportionately to the fair value of common shares and warrant liabilities. Accordingly, CAD$1.3 million allocated to warrant liabilities was reported in the condensed consolidated net loss and comprehensive loss.

 Shares for Debt Settlement

We have entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV's conditional approval.  This resulted in issuing 56,141 Units to settle $12,000 of the March 2022 Loans and USD$223,321 (or CAD$302,197) of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the "Debt Settlements"). The terms of the Units are the same as the Units issued in the Canadian Offering.

On January 10, 2024, we issued 46,709 common shares in a settlement of debt in an amount of approximately $97,615. The debt resulted in a trail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay in common shares. The common shares issued pursuant to the Debt Settlement (signed October 31, 2023) are subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

Private Placement

On July 21, 2023, we closed a brokered private placement, resulting in the issuance of 1,542,194 common shares of KWESST, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").

As a part of the July 2023 Offering, the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,637 warrants to purchase a number of Common Shares (the "Placement Agent Warrants"), representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2023:

	Number of warrants	Weighted average exercise price
Outstanding at September 30, 2023	15,507,862	$2.49
Exercised	(385,716)	-
Expired	(5,520,000)	(0.12)
Outstanding at March 31, 2024	9,602,146	$2.37

Exercisable at March 31, 2024	8,672,008	$2.50

The table below outlines the ratio upon which the above warrants are converted into common shares.

U.S. Underwriter Warrants

In the U.S. IPO, we issued 134,950 warrants ("U.S. Underwriter Warrants").  Each U.S. Underwriter Warrant is exercisable to acquire one common share at US$5.1625 for a period of 5 years (expiring on December 9, 2027). Management estimated the fair value of these warrants using the Black Scholes option model with the following inputs:

Number of dilutive securities	134,950
Exercise price (in USD)	$5.16
Share price (in USD)	$3.08
Expected life	2.50
Dividend	$-
Volatility	75%
Risk free rate	4.20%
Exchange rate (USD/CAD)	$1.363
Fair value per warrant (CAD)	$1.40

We recorded $189,592 as the fair value for the U.S. Underwriter Warrants at initial recognition in December 2022, with an equal offset to share offering costs (a non-cash transaction).

The following table provides additional information on the total outstanding warrants at March 31, 2024:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

	Number outstanding	Conversion ratio to Common Shares	Book value	Expiry Date
Classified as Equity

Founders' warrants:
Exercise price of $0.20	1,900,000	70 for 1	$18,866	June 14, 2024

LEC's warrants:
Exercise price of $0.70	500,000	70 for 1	$425,000	April 29, 2026

Acquisition of Police Ordnance:
Exercise price of $1.72	200,000	70 for 1	$132,000	December 15, 2024

July 2022 equity financing:
Exercise price of $0.285	800,000	70 for 1	$72,000	July 14, 2024

December 2022 U.S. Underwriter Warrants
Exercise price of US$5.1625	134,950	1 for 1	$189,592	December 6, 2024

July 2023 U.S. Underwriter Warrants
Exercise price of US$2.66	123,637	1 for 1	$204,187	December 6, 2024
	3,658,587		$1,041,645
Classified as liability

December 2022 public offerings:
Exercise price of US$5.00	3,226,392	1 for 1	$524,611	December 9, 2027

December 2022 Pre-Funded Warrants
Exercise price of US$0.01	199,000	1 for 1	$334,360	No expiry

December 2022 Option Warrants
Exercise price of US$5.1625	375,000	1 for 1	$60,975	December 9, 2024

December 2022 debt settlement
Exercise price of US$5.00	56,141	1 for 1	$9,129	December 9, 2027

July 2023 public offerings:
Exercise price of US$2.66	1,542,194	1 for 1	$351,065	July 21, 2028

July 2023 Pre-Funded Warrants
Exercise price of US$0.001	544,832	1 for 1	$922,071	No expiry
	5,943,559		2,202,211
Total outstanding warrants	9,602,146		$3,243,856

c) Contributed Surplus

Broker Compensation Options

In the Canadian Offering, we issued 50,848 Canadian Compensation Options. Each Canadian Compensation Option is exercisable to acquire one Unit, as defined in Note 11(a), at a price equal to US$4.13 for a period of two years (expiring on December 9, 2024).  Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method (Level 2).  We used the following key inputs in the Monte Carlo model (100,000 simulations):

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

Initial Recognition
Number of securities	50,848
Exercise price - compensation option (in USD)	$4.13
1-Year CAD/USD Forward Exchange Rate	$1.3560
Exercise price - compensation warrant (in USD)	$5.00
2-Year CAD/USD Forward Exchange Rate	$1.3483
Share price (in CAD)	$4.20
Expected life - compensation option	1.00
Expected life - compensation warrant	2.50
Dividend	$-
Volatility - compensation option	90%
Volatility - compensation warrant	75%
Risk free rate - compensation option	4.38%
Risk free rate - compensation warrant	3.15%
Fair value per compensation option (CAD)	$2.46

We recorded $125,086 of Canadian Compensation Options in contributed at initial recognition in December 2022, with an equal offset to share offering costs (a non-cash transaction).

Share-based compensation

On March 31, 2023, KWESST shareholders approved the renewal of the Long-Term Incentive Plan (the "LTIP").  Additionally, the disinterested shareholders (shareholders that are not directors, officers, or other insiders of the Company) of KWESST approved an amendment to the LTIP to increase the number of RSUs, PSUs, DSUs, and SARs (collectively "Share Units") authorized for issuance pursuant to the LTIP from 60,682 to 407,274 Share Units. Accordingly, we have 17,367 Share Units available for future grants.

Further, the disinterested shareholders of KWESST approved to revise the exercise price of 50,981 stock options to $3.60, the closing price of KWESST common shares on the TSX-V on March 31, 2023. In accordance with IFRS 2, this resulted in an immediate fair value increase of $77,001 included in share-based compensation, with an offset to contributed surplus for the three and six months ended March 31, 2023.

We did not grant any stock options, RSUs, PSUs, and SARs, pursuant to our LTIP during the six months ended March 31, 2024. Accordingly, we had 389,907 outstanding stock options at March 31, 2024, we have 171,771 stock option units available for future grants.

For the three and six months ended March 31, 2024, we recorded share-based compensation of $60,981 and $124,471, respectively (2023 - $151,981 and $277,047).

12. Earnings (loss) per share

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the earnings (loss) per share as reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

	Three months ended March 31, 2024	Three months ended March 31, 2023	Six months ended March 31, 2024	Six months ended March 31, 2023
Issued common shares, beginning of period	5,616,782	4,265,984	5,616,782	773,225

Effect of shares issued from:

December 2022 U.S. IPO and Canadian Offering (Note 11(a))	-	-	-	1,985,472
Over-allotment Pre-Funded Warrants (Note 10)	-	-	-	122,462
Debt settlements	41,573	-	20,673	33,314
Conversion of stock units	-	5,610	-	9,490
Exercise of options	-	-	-	-
Exercise of warrants	165,307	-	82,202	1,766
Weighted average number of basic common shares	5,823,662	4,271,594	5,719,657	2,925,729

Dilutive securities:	-	-	-	-
Weighted average number of dilutive common shares	5,823,662	4,271,594	5,719,657	2,925,729

At March 31, 2024 and 2023, all dilutive securities were anti-dilutive because we incurred a net loss for the above periods.

13. Revenue

The following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Three months ended March 31, 2024	Three months ended March 31, 2023	Six months ended March 31, 2024	Six months ended March 31, 2023

Major products / service lines
Digitization	$280,717	$68,788	$373,486	$264,004
Non-Lethal	204,972	92,615	240,484	213,492
Training and services	-	-	-	1,240
Other	175	-	962	-
	$485,864	$161,403	$614,932	$478,736

Primary geographical markets
United States	$73,088	$21,398	$73,088	$27,319
Canada	412,776	140,005	541,844	451,417
	$485,864	$161,403	$614,932	$478,736

Timing of revenue recognition
Products and services transferred over time	$280,717	$68,788	$373,486	$264,004
Products transferred at a point in time	205,147	92,615	241,446	214,732
	$485,864	$161,403	$614,932	$478,736

At March 31, 2024, KWESST's contracted not yet recognized revenue was $302,617 (2023 - $1,029,889), of which 100% of this amount is expected to be recognized over the next 12 months.

For the three months ended March 31, 2024, three customers accounted for 35.53%, 25.98% and 13.22% (2023 - two customers accounted for 31.84%, 13.45%) of revenue. For the six months ended March 31, 2024, three customers accounted for 31.19%, 20.53% and 20.45% (2023 - three customers accounted for 36.25%, 15.51%, and 10.56%) of revenue.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

14. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Three months ended March 31,	Three months ended March 31,	Six months ended March 31,	Six months ended March 31,
	2024	2023	2024	2023
Finance costs from:
Unsecured loans	$-	$-	$-	$453,983
Accretion cost - accrued royalties liability	45,483	42,626	89,931	86,315
Lease obligations	18,326	6,332	37,861	13,085
Other	341	-	694	63,204
Total financing costs	64,150	48,958	128,486	616,587
Interest income	(2,492)	(37,851)	(53,631)	(51,473)
Gain on debt settlement	-	-	-	(430)
Gain on government grant	-	-	-	(10,000)
Net finance costs	$61,658	$11,107	$74,855	$554,684

15. Financial instruments

For the three and six months ended March 31, 2024, there were no material changes to our financial risks as disclosed in Note 23 of the audited consolidated financial statements for the year ended September 30, 2023, except for the following:

Foreign currency risk

For the three and six months ended March 31, 2024, certain of our revenues were denominated in U.S. dollar and we also procure certain raw materials denominated in U.S. dollar for product development. Further, in Q1 Fiscal 2023, we raised gross proceeds of US$14.1 million in the U.S. IPO and Canadian Offering (see Note 11), including the issuance of warrants with exercise price denominated in U.S. dollar (see Note 10).  Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position and cash flows. Currently, we do not use derivative instruments to hedge its U.S. dollar exposure.

At March 31, 2024, we had the following net U.S. dollar exposure:

Total USD
Net liabilities in U.S. subsidiary	$-
US denominated from other:
Assets	$224,307
Liabilities	(1,949,380)
(1,725,073)
Total net US dollar exposure	$(1,725,073)
Impact to profit or loss if 5% movement in the US dollar	$(86,254)

During the three and six months ended March 31, 2024, we recorded a foreign exchange loss of $805 and gain of $90,905, respectively (2023 - loss of $19,684 and $150,040).

Liquidity risk

At March 31, 2024, our contractual obligations were as follows:

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,350,000	$150,000	$400,000	$500,000	$1,300,000
Accounts payable and accrued liabilities	1,760,643	1,760,643	-	-	-
Lease obligations	461,114	203,849	257,265	-	-
Total contractual obligations	$4,571,757	$2,114,492	$657,265	$500,000	$1,300,000

At March 31, 2024, we had $0.3 million in cash and negative $2.2 million in working capital (see Note 2(a)).

16.   Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Six months ended March 31, 2024	Six months ended March 31, 2023

Trade and other receivables	$(261,971)	$(40,638)
Inventories	(70,451)	(478,982)
Prepaid expenses	(118,178)	(1,385,502)
Intangible assets	-	7,811
Accounts payable and accrued liabilities	107,564	(1,857,040)
Contract liabilities	(25,067)	220,001
	$(368,103)	$(3,534,350)

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the six months ended March 31, 2024:

  46,706 shares issued for debt settlement. The debt resulted in a trail obligation relating to services rendered by a third-party consultant; and
  385,716 warrants exercised in connection with the July 2023 Prive Placement (see Note 11).

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the six months ended March 31, 2023:

  $2,924,880 non-cash share offering costs and $453,102 accounts payables as part of the net proceeds settlement at the closing of the U.S. IPO and Canadian Offering;
  250,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020; and
  $528,207 of shares issued for vested RSUs and PSUs.

17. Commitments and contingencies

There was no material change to the commitments and contingencies as disclosed in Note 27 of the audited consolidated financial statements for the year ended September 30, 2023.

18.   Segmented information

Our Executive Chairman has been identified as the chief operating decision maker. Our Executive Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level.  We have determined that we have only one operating segment.

KWESST MICRO SYSTEMS INC. Notes to Condensed Consolidated Interim Financial Statements Three and six months ended March 31, 2024, and 2023 (Expressed in Canadian dollars, except share amounts)

At March 31, 2024, we had one right-of-use asset ($64,782) and some inventory ($153,087) in the United States while all other property and equipment are located in Canada. At March 31, 2023, all of our property and equipment were located in Canada, including the right-of-use assets, with some inventory ($92,865) in the United States.

19.   Subsequent events

On April 9, 2024, we announced the closing of the Company's underwritten public offering of 735,000 common shares and 803,500 pre-funded warrants with an exercise price of $0.001 ("Pre-funded Warrants") at a public offering price of US$0.65 per share and US$0.649 per Pre-funded Warrant, less the underwriting discount. The gross proceeds from the offering, before deducting the underwriting discount of US$0.04875 per common share (being an aggregate of US$75,002 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,000,000. In addition, the Company issued to the underwriter as compensation for its services 76,925 common share purchase warrants with an exercise price of US$0.8125 per share.